SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 19 March 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

19 March, 2018

BT ANNOUNCES CLOSURE OF ITS DEFINED BENEFIT PENSION SCHEME

●  Future pension benefits for active BT Pension Scheme members to move to an enhanced defined contribution scheme
●  BT agrees with Communication Workers Union to establish a 'hybrid' pension scheme, combining elements of both defined benefit and defined contribution schemes
●  Changes ensure fair, flexible and affordable pensions for all BT employees

  BT today announced the closure of its defined benefit pension scheme, having reached an agreement with the Communication Workers Union (CWU) on the future pension arrangements for 20,000 non-management employees or 'team members'.

The company has decided to close its defined benefit scheme, called the BT Pension Scheme (BTPS), to future benefits in early summer 2018.  Our intention is to do so from 31 May 2018, in line with our previous announcement in relation to closure for managers.  However, there are some complex administration-related issues that the Trustee is working to resolve. In the event that these issues impact the timetable we will provide a further update.

Benefits accrued in the BTPS for service prior to 1 June 2018 remain preserved within the BTPS and subject to revaluation in line with BTPS rules and relevant legislation

Following a consultation with employees, BT has updated its plans and will make additional transition payments to all ex-BTPS team members moving into the BTRSS, as well as providing a higher maximum BT contribution rate of 11% for an extended temporary period.

BT and the CWU have agreed to work together to establish a new 'hybrid' pension arrangement over the coming year for team members leaving the BTPS. It is intended that this new arrangement will combine elements of both defined benefit and defined contribution pension schemes and be designed to support those team members on lower pay scales, giving them another option for their retirement savings. The hybrid scheme is intended to offer employees less investment risk over the longer term and will be separate from the BTPS.

Today's agreement with the CWU for team members follows another deal reached with the Prospect union in February to close the BTPS to c.10,000 managers, which will see them also join the BTRSS.

BT Chief Executive Gavin Patterson said: "I feel it's critical that we provide fair, flexible and affordable pensions for all our people. I'm committed to helping them save for retirement, so I'm pleased we've reached an agreement with our unions.

"These changes also bring far more financial certainty for the company in terms of our future pension arrangements. This will help us balance the needs of BT pensioners with the investments we are making to future-proof the UK's communications networks and improve customer experience."

Andy Kerr, CWU Deputy General Secretary said: "The new hybrid pension is an innovative solution that will share future risk between BT and our members. In the defined contribution scheme, all of our BTRSS members paying core contributions will be getting an increase in company payments - as well as key allowances counting towards pension for the first time. This is clearly a major improvement."

Enhancements to the BT Retirement Saving Scheme

In addition to the enhancements offered to ex-BTPS members, the company also confirmed today a number of improvements to benefits for employees already in the BTRSS, BT's primary pension scheme for new joiners since 2009.
The BTRSS, which already covers the majority of current BT employees, has 35,500 active members. The proposed changes include increasing BT's standard maximum contribution rate to 10% for all members and introducing other improvements.

Agreement on pay

Separately, BT has also agreed a two-year pay deal with the CWU, for team members, which will see a 3% increase both this year and in 2019. This provides pay certainty for BT and its team members until April 2020.

Ends

For further information:

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369.  All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

Notes to editors:

BT Pension Scheme (BTPS) - a defined benefit scheme

●  Currently c.30,000 employees are active members in the BTPS (and decreasing, as it has been closed to new joiners since 2001)
●  c.10,000 managers and c.20,000 team members
●  This scheme was opened in 1983 (but received a bulk transfer of assets and liabilities from the Post Office Staff Superannuation Scheme which was established from 1969). The February announcement relating to the agreement with Prospect in respect of 10,000 managers can be found here .
●  c.100 employees will remain active members of the BTPS once it closes.  These are Section A members and members who have joined BT from the public sector with entitlement to retain public sector benefits.

BT Retirement Saving Scheme (BTRSS) - a defined contribution scheme

●  Currently c.35,500 employees are active members in the BTRSS (and increasing)
●  c.12,500 managers and c.23,000 team members
●  BT's primary pension scheme for new joiners since 2009 when it replaced the BT Retirement Plan

Figures as at 31 December 2017

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 19 March 2018